Press Release:

Release:  PR#51-04                                      Release date: 7/15/04
Contact: Eric Hartsfield                                Phone: 973-648-2014
Contact: Tracy Munford                                  Phone: 973-648-2595

       BPU Says Sale of NUI is the next Critical Step in Recovery Process
            State Regulatory Agency Says Sale of Utility Will Benefit
                             Elizabethtown Customers

NEWARK, NJ - July 15, 2004 - Officials of the New Jersey Board of Public Utilities said today's announcement by AGL Resources of Atlanta to acquire NUI is the next critical step in the recovery process established by the Board as part of its comprehensive focused audit of NUI.

NUI's Board of Directors approved the merger agreement and the companies will file a joint petition with the BPU seeking regulatory approval under New Jersey's "Merger" Statute. The BPU looks forward to carefully reviewing the joint petition and determining the impact of the proposed acquisition on the customers and employees of Elizabethtown Gas as well as any impacts on rates, service quality and competition in New Jersey.

The Board notes that AGL Resources and its regulated subsidiaries are all investment grade companies, and that AGL Resources' acquisition program to date has been focused primarily on the acquisition of regulated natural gas distribution utilities. The Board will be looking for a strong commitment from AGL to restore the financial integrity of Elizabethtown Gas and improve the operational efficiency of the New Jersey utility.

On September 26, 2003, the Board of Directors of NUI Corp announced their decision to sell the company. The Board of Public Utilities immediately initiated the monitoring of that sale process to assure that the long-term interests of the ratepayers of Elizabethtown Gas were fully protected. On April 14, 2004, NUI agreed to accept the results of the Board's focused Audit of NUI and return $28 million refund to Elizabethtown ratepayers. The Board approved an initial payment of over $7 million in refunds for Elizabethtown Gas customers on July 7 with a credit to appear with the September 2004 billing. Subsequently NUI entered into a settlement with the New Jersey Attorney General's Criminal Justice Division to resolve alleged criminal violation at NUI Energy Brokers, their trading company.

The resolution of those regulatory and legal issues was a key step in positioning NUI for acquisition. The Board will establish an expedited schedule to review the proposed acquisition to assure a timely decision and continue its active protection of Elizabethtown Gas customers. The full merger review should take approximately six months instead of the historical average of 12 months. Any need to modify the refund schedule will be addressed in the merger review.

The New Jersey Board of Public Utilities (NJBPU) is a state agency and regulatory authority mandated to ensure safe, adequate, and proper utility services at reasonable rates for New Jersey customers. Critical services regulated by the BPU include natural gas, electricity, water, wastewater, telecommunications and cable television. The Board has general oversight responsibility for monitoring utility service, responding to consumer complaints, and investigating utility accidents. To find out more about the Board of Public Utilities, visit our web site at www.bpu.state. nj.us.